22004298

N

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
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SEC FILE NUMBER
8-49192

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Horan Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8044 Montgomery Rd
(No. and Street)

Cincinnati | OH | 45236
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James G. Hendricks | 513 745-6802 | jamesh@horanassoc.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MCM CPAs & Advisors LLP
(Name – If individual, state last, first, and middle name)

201 E 5th St | Cincinnati | OH | 45202
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable)

2276
(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James Q. Hendricks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hovan Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

Carolyn A Mefford
Notary Public
State of Ohio
My Commission Expires
June 04, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HORAN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION, INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT AND SUPPLEMENTAL INFORMATION
December 31, 2021

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Horan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the "Company") as of December 31, 2021 and 2020, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and the computation of Net Capital Pursuant to Rule 15c3-1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

2020 Financial Statements Restated

As discussed in Note 16 to the financial statements, the 2020 statement of financial condition and computation of net Capital Pursuant to Rule 15c3-1 have been restated to correct a misstatement related to the classification of shares determined to be mandatorily redeemable. Our opinion is not modified with respect to this matter.

MCM CPAs & Advisors LLP

www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal - An Association
of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audits of Horan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Horan Securities, Inc.'s auditor since 2016.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 25, 2022

Horan Securities, Inc.
Statements of Financial Condition
December 31, 2021 and 2020

	2021	As Restated 2020
ASSETS		
Cash and cash equivalents	$ 650,410	$ 621,604
Investment securities, at fair value	440,300	324,317
Commissions receivable	95,511	103,527
Fees receivable	423,487	276,818
Prepayments	126,530	62,772
Deferred income tax asset	93,456	44,530
Prepaid federal income taxes	-	22,200
Other assets	-	290
Intangible assets-customer lists, net of amortization	691,538	961,538
Goodwill	253,667	352,498
TOTAL ASSETS	$ 2,774,899	$ 2,770,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 96,315	$ 21,019
Accrued expenses	762,572	393,695
Paycheck Protection Program loan	-	484,000
15 common shares mandatorily redeemable	123,476	100,610
Note payable ARGI	160,000	320,000
TOTAL LIABILITIES	1,142,363	1,319,324
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated Borrowing	688,685	957,332
TOTAL COMMITMENTS, CONTINGENCIES AND GUARANTEES: SUBORDINATED BORROWING	688,685	957,332
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, 680 shares authorized; 450 shares issued and outstanding	293,000	293,000
Class B, non-voting, 170 shares authorized, 165 shares issued and outstanding	-	-
Stock subscription receivable	(31,690)	(113,418)
Additional paid-in capital	672,250	672,250
Retained earnings (accumulated deficit)	10,291	(358,394)
TOTAL STOCKHOLDERS' EQUITY	943,851	493,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,774,899	$ 2,770,094

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation (the "Company"), operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts.

RESTRICTED CASH - From time to time restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. There were no restricted cash balances as of December 31, 2021 and December 31, 2020.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The following is a description of the valuation methodology used for certain financial instruments measured at fair value:

Common Stock
As part of its business relationship with M Financial Holdings, Inc. ("M Financial"), the Company was awarded 3,485 and 6,851 shares of M Financial common stock during the years ended December 31, 2021 and 2020, respectively. The value attributed by the issuer was determined based upon the Company's performance of services and was determined to be $34,850 and $68,510 in 2021 and 2020, respectively. In addition, the Company purchased 10,000 shares of M Financial from an independent third party affiliated with M Financial. The value of these shares was determined to be $100,000. Combined with the shares awarded in 2021 and 2020 the total investment in M Financial shares is $219,790 as of December 31, 2021 and $184,940 as of December 31, 2020. M Financial sets the fair value of this common stock at the lesser of the GAAP book value or $10 per share, which was determined to be $10 per share as of December 31, 2021 and 2020.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

There have been no transfers of assets between these fair value measurement classifications in 2021 or 2020. The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, deferred tax assets, refundable income taxes, accounts payable, accrued expenses, and deferred income tax liability approximate their fair values because of the short-term nature of these instruments.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2021:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 440,300	$ 220,510	$ -	$ 219,790
Liabilities				
Mandatorily redeemable securities	$ 123,476	$ -	$ -	$ 123,476

	Equity Securities	Mandatorily Redeemable Securities
Level 3 Unobservable Inputs at December 31, 2020	$ 184,940	$ 100,610
Additions/Purchases	34,850	-
Change in value	-	22,866
Level 3 Unobservable Inputs at December 31, 2021	$ 219,790	$ 123,476

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2020:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 324,317	$ 139,377	$ -	$ 184,940
Liabilities				
Mandatorily redeemable securities	$ 100,610	$ -	$ -	$ 100,610

	Equity Securities	Mandatorily Redeemable Securities
Level 3 Unobservable Inputs at December 31, 2019	$ 16,430	$ -
Additions/Purchases	168,510	100,610
Level 3 Unobservable Inputs at December 31, 2020	$ 184,940	$ 100,610

REVENUE RECOGNITION - The Company recognizes commission revenue and expenses arising from securities transactions when earned on a transaction date basis. The Company recognizes investment advisory fee income in the period that the investment advisory service is performed by applying fee schedules to clients' periodic account balances.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized in the period the services are performed.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end. The Company receives 12b-1 fees associated with the sale of certain mutual funds. 12b-1 fee revenue totaling $856,581 was recognized in 2021 and $812,406 was recognized in 2020.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES - The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2021, and 2020, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2021, and 2020, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2017-2020.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $100,974 and $60,914 for 2021 and 2020, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS - During 2018, as a result of business acquisition, the Company recognized $352,498 of goodwill. The Company does not amortize goodwill but tests it at least annually for impairment in accordance with the ASC. The Company will recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the goodwill exceeds the implied fair value of that goodwill. The Company uses a market approach, when available and appropriate, or the income approach, or a combination of both to establish fair value for goodwill and other intangible assets. Goodwill impairment of $98,831 was recorded for the year ended December 31, 2021 based upon an analysis of future cash flows and no impairment was recorded for the year ended December 31, 2020. During 2020 the Company acquired customer lists in two separate transactions further discussed in Note 12. Each customer list is amortized over a 52-month period which equals the average customer retention. The sum of amortization expense recognized in 2021 and 2020 was $270,000 and $208,462, respectively.

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. The Company noted no impact from these transactions for the year ending December 31, 2021.

RECLASSIFICATIONS - Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation. The 2020 statement of financial condition and net capital computation have been restated to reflect a correction of the treatment for the mandatorily redeemable stock discussed in Note 8. The amount had previously been recognized as an addition to paid-in-capital. However, based upon further analysis of the agreement, the Company is obligated to redeem the shares on a specific date at a determinable price and therefore should be accounted for as a mandatorily redeemable security.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2021, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 200,447	$ -	$ 220,510
M Financial Holdings Inc. common stock - 21,979 shares	219,790	-	-	219,790
Total	$ 239,853	$ 200,447	$ -	$ 440,300

As of December 31, 2020, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 119,314	$ -	$ 139,377
M Financial Holdings Inc. common stock - 18,494 shares	184,940	-	-	184,940
Total	$ 205,003	$ 119,314	$ -	$ 324,317

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following:

	2021	2020
Current		
Federal provision (benefit)	$ 23,693	$ (24,800)
State and local provision	4,650	1,446
	28,343	(23,354)
Deferred (benefit) provision	(48,926)	(14,930)
	$ (20,583)	$ (38,284)

The components of deferred income taxes included in the statements of financial condition are as follows:

	2021	2020
Deferred tax assets (liabilities)		
Trading securities	$ (42,094)	$ (25,100)
Loss carryforward	8,660	23,400
Book/tax difference intangible amortization	71,450	31,130
Shareholder bonus paid in 2022	21,788	-
Goodwill impairment	20,755	-
Contribution carryforward	12,897	15,100
	$ 93,456	$ 44,530

The following is a reconciliation of income taxes at expected statutory rates to the tax, benefit recorded in the accompanying statement of operations:

	2021	2020
Tax (benefit) provision at statutory rates	$ (22,954)	$ (43,277)
Non-deductible expenses	2,371	4,993
	$ (20,583)	$ (38,284)

As of December 31, 2021, the Company had approximately $59,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2026. In addition, the Company has a net operating loss carryforward totaling $41,240 as of December 31, 2021.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $290,000 and $243,000 for 2021 and 2020, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company agreed to purchase the non-variable life insurance business segment from Horan Associates, Inc. effective March 1, 2019. The Company engaged a third party to perform a valuation of the segment which resulted in a purchase price of $352,498. Terms of the purchase included a cash payment of $52,498 in April 2018 and a $300,000 note payable over a 4-year term. Other transactions with related parties are as follows:

	2021	2020
Company with common ownership and management		
Shared service fees paid to affiliates	$ 370,414	$ 288,808
Shared service fees received from affiliates	$ 174,500	$ 113,643
Rent paid to affiliates	$ 127,830	$ 131,567

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $58,063 as of December 31, 2021 and $41,280 as of December 31, 2020, and its defined net capital and aggregate indebtedness to net capital ratio totaled $119,433 and 7.29 to 1 as of December 31, 2021, and $245,062 and 2.53 to 1 as of December 31, 2020.

NOTE 7 - RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business.

During 2020, the outbreak of the novel coronavirus disease 2019 ("COVID-19") was declared a United States and global pandemic. The Company's operations have generally been impacted by the outbreak of COVID-19. Since the situation surrounding the pandemic is on-going, the duration, nature, and extent of the ultimate direct or indirect impact on the Company's financial condition, liquidity, and/or future results of operations cannot be reasonably estimated at this time. As a result of the initial uncertainty surrounding the COVID-19 pandemic, the Company applied for and received a Paycheck Protection Program ("PPP") loan under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act (see Note 14).

NOTE 8 - CAPITAL TRANSACTIONS

During 2017, the Company's sole stockholder and the Board of Directors initiated a Stock Bonus Plan whereby two existing employees were each granted 5% equity. This transaction included the creation of two classes of stock.

NOTE 8 - CAPITAL TRANSACTIONS - continued

The existing 75 common shares were converted to 450 Class A voting shares. The Board also approved the creation of a second class of non-voting stock and authorized 170 shares of Class B stock. The new equity holders each received 25 Class B non-voting shares. During 2018 the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. The Company also issued 25 shares each to the other Class B shareholders through a Stock Subscription Agreement and Promissory Note payable over a 4-year term. Each note requires four annual payments on the anniversary of the note including accrued interest calculated at the prime rate plus 1% (4.25% as of December 31, 2021 and 2020, respectively) and matures on July 30, 2022. During 2019 the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. During 2020 the Company added another Class B shareholder who received 15 Class B non-voting shares pursuant to an employment and separation Agreement. These shares will be redeemed in January 2025 at the greater of the Company's determined value of the shares as of that date or $100,000. As a result, these shares will qualify as mandatorily redeemable securities under the ASC and are recognized as a liability. These securities were measured at fair value at issuance and shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the agreement if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost. The total amount recognized in interest cost as of December 31, 2021 was $22,866. The total liability for the redeemable shares was based upon an enterprise value of $5,062,500 as of December 31, 2021.

Compensation expense of $100,610 was recognized in 2020 for the issuance of these shares based upon a third-party valuation of the Company. Valuations established the fair value at $4,125,000 and $2,157,570 for the 2020 and prior years transactions, respectively. Multiple factors were considered in the valuation including but not limited to historical and projected results, a base discount rate of 21%, business stability risk of 3.5%, client stability risk of 1.5% and market exposure risk of 2.3% and a minority shareholder discounts of 25%.

NOTE 9 - CLOSE CORPORATION AGREEMENT

In conjunction with the issuance of Class B non-voting shares discussed in Note 8, the Company adopted a Close Corporation Agreement. The Agreement provides all relevant terms for the disposition of shares as well as standard provisions for non-solicitation and confidentiality.

NOTE 10 - BUSINESS COMBINATION IN RELATION TO SUBORDINATED BORROWINGS

Effective March 1, 2018 the Company purchased from Horan Associates, Inc., a related party, the non-variable life insurance business segment, valued at $352,498. The Company engaged a third party to perform the valuation of the segment. The value was determined using commission income from renewals over a 10 year run-off period. This projected after-tax cash flow was then discounted assuming a 17% discount rate. The Company completed the transaction by paying $52,498 in cash and issuing subordinated borrowings for $300,000, as described in Note 11. Scheduled note repayments on the subordinated borrowings began in 2019. The remaining balance was $27,574 at December 31, 2021 and $107,332 at December 31, 2020.

NOTE 11 - SUBORDINATED BORROWINGS

The Company has two outstanding borrowing under subordination agreements as of December 31, 2021. The first subordinated borrowing was originally for $176,940 and required an initial payment of $69,608 plus accrued interest in 2019 plus 36 additional monthly payments of $6,973 including interest through May 30, 2022. The total amount outstanding as of December 31, 2021 and 2020 was $27,574 and $107,332, respectively. The remaining balance is scheduled to be repaid in 2022.

NOTE 11 - SUBORDINATED BORROWINGS - continued

Future principal payments for the years ending December 31 are as follows:

2022	$ 27,574

In addition, the Company executed an employment and separation agreement in January 2020 with one of its registered investment advisors. A provision of this agreement included a note payable totaling $850,000. The Company is making semiannual payments beginning in February 2021 and ending in January 2025. The Company has received approval from FINRA to treat this transaction as a subordinated note to a shareholder. The payments are subject to FINRA approval based on the Company's net capital and aggregate indebtedness. The payment schedule is as follows:

2022	$ 188,889
2023	188,889
2024	188,889
2025	94,444
	$ 661,111

Both subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of the subordinated borrowings is $688,685 at December 31, 2021 and $957,332 at December 31, 2020.

NOTE 12 - INTANGIBLE ASSETS-CUSTOMER LISTS

The Company completed two transactions in 2020 resulting in customer list intangible assets. The first was a result of a January 3, 2020 Employment and Separation Agreement mentioned above with one of its registered investment advisors who retired in February 2021. Terms of the agreement provided for the advisor to transition his existing client list to the Company. The $850,000 value attributed to this asset is amortized over the Company's average customer retention of 52 months. The second customer list asset is the result of the $320,000 acquisition of customer relationships from an employee's former employer. This asset is also amortized over the Company's average customer retention of 52 months.

Future year amortization expense will be recorded as follows:

2022	$ 270,000
2023	270,000
2024	139,231
2025	12,307
	$ 691,538

NOTE 13 - NOTE PAYABLE-ARGI

The second transaction referenced in Note 12 resulted in a $320,000 note payable to the former employer of an investment advisor who was hired in August 2020. Terms of the note include a payment which occurred in January 2021 totaling $160,000 with the remaining $160,000 paid in January 2022. The note is non-interest bearing due to the short-term nature.

NOTE 14 - PAYCHECK PROTECTION LOAN

In April 2020, the Company received a Paycheck Protection Program ("PPP") loan under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act in the amount of $484,000. The loan bore interest at 1.00%, was uncollateralized/unsecured, and was for a term of two years with a maturity date of April 2022. Under the CARES Act, subject to limitations, as defined, the loan may partially or fully be forgiven depending on actual payroll and other qualified costs for a specified period following receipt of the loan proceeds.

The Company accounted for the loan proceeds as a financial liability (debt) in 2020 in accordance with ASC Topic 470, *Debt*. As such, the Company continued to record the proceeds from the loan as a financial liability until the loan was fully forgiven and the Company was legally released by the ("SBA") which occurred on May 20, 2021. Given the Company's expectation that the loan would be fully forgiven the $484,000 balance outstanding under the loan at December 31, 2020 is presented as a non-current liability in the accompanying statement of financial condition as of December 31, 2020. The Company received notice in May 2021 that the loan had been forgiven and the Company has been released from future obligations under the note. The accompanying 2021 Statement of Operations reflect the gain from this transaction.

NOTE 15 - DEFERRED COMPENSATION PLAN

In November 2021, the Company adopted a deferred compensation plan to incent its key employees. In January 2022 the Company granted 10 units each to two employees. The terms of each grant provide for a pool of ten percent (10%) of the increase in value as of the Company's most recent valuation at the end of a five (5) year vesting period based on the anniversary of the grant dates. If there is an increase in value as of the vesting date any amount payable will be paid to each employee over a thirty-six (36) month period. The Company does not expect these grants will have a material impact on future year financial statements.

NOTE 16 - RESTATEMENT

The 2020 statement of financial condition and net capital computation have been restated to reflect a correction of the treatment for the mandatorily redeemable stock discussed in Note 8. The amount had previously been recognized as an addition to paid-in-capital. However, based upon further analysis of the agreement, the Company is obligated to redeem the shares on a specific date at a determinable price and therefore should be accounted for as a mandatorily redeemable security. The following illustrates the changes in liabilities, stockholders' equity and net capital:

	As Previously Reported	As Restated
Total liabilities	$ 1,218,714	$ 1,319,324
Stockholders' equity	594,048	493,438
Net Capital Pursuant to Rule 15c3-1	347,181	245,062

SUPPLEMENTARY INFORMATION

Horan Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2021 and 2020

	2021	As Restated 2020
Net capital		
Total stockholder's equity	$ 943,851	$ 493,438
Add allowable credits -		
Subordinated debt	688,685	957,332
Paycheck Protection Program Loan	-	484,000
Profit sharing accrual	271,415	216,130
	960,100	1,657,462
Less non-allowable assets -		
Non-allowable receivables	336,127	239,786
Prepayments and other assets	1,384,980	1,628,478
Less haircuts on securities -		
Marketable securities	63,411	37,574
	1,784,518	1,905,838
Net capital	$ 119,433	$ 245,062
Aggregate indebtedness		
Accounts payable	$ 96,315	$ 21,019
Accrued expenses	762,572	393,695
Note payable	160,000	320,000
Mandatorily redeemable stock	123,476	100,610
Less: exclusion for profit sharing accrual	(271,415)	(216,130)
	$ 870,948	$ 619,194
Percentage of aggregate indebtedness to net capital	729%	253%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 58,063	$ 41,280
Net capital excess	$ 61,370	$ 203,782
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 32,338	$ 183,143
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021 and 2020)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 119,433	$ 245,062
Net capital per above	$ 119,433	$ 245,062

* Both years represent the amended FOCUS report

Horan Securities, Inc.

Agreed-Upon Procedures Report

December 31, 2021

Horan Securities, Inc.
Table of Contents
December 31, 2021

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

SEC Mail Processing

MAR 07 2022

Washington, DC

To the Board of Directors of
Horan Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of Horan Securities, Inc. ("Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting SIPC-7 revenue reported was $34,850 less than the Annual Audited Report Form X-17A-5 Part III;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the 2C deductions were understated by $789,252;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences other than those mentioned above, which resulted in an assessment overpayment of approximately $1,132 by Horan Securities, Inc.; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

MCM CPAs & Advisors LLP

www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal - An Association
of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures (Continued)

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board ("United States"). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 25, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ____________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hovan Securities, Inc. 49192 FINRA
8044 Montgomery Rd
Cincinnati, OH 45236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2 A.	General Assessment (item 2e from page 2)	$ 9,883
B.	Less payment made with SIPC-6 filed (exclude interest) 7/23/2021 Date Paid	(4,171)
C.	Less prior overpayment applied	( )
D	Assessment balance due or (overpayment)	5,712
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,712

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $________

H Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hovan Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 27 day of January, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.			Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 7,784,282
2b Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			941,001
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			81,134
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): income derived from allocation of shared resources (Deductions in excess of $100,000 require documentation)			174,505
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,914		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$		
Enter the greater of line (i) or (ii)			3,914
Total deductions			1,200,554
2d. SIPC Net Operating Revenues			$ 6,588,728
2e. General Assessment @ .0015			$ 9,883

(to page 1, line 2.A.)

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